Issuer Free Writing Prospectus Filed pursuant to Rule 433 June 8, 2015 Registration Statement No. 333-203433

ROYAL BANK OF CANADA ANNOUNCES A COUPON PAYMENT FOR THE RBC YORKVILLE MLP DISTRIBUTION GROWTH LEADERS EXCHANGE-TRADED NOTE

NEW YORK, June 8, 2015 — Royal Bank of Canada today announced a coupon payment for the RBC Yorkville MLP Distribution Growth Leaders Exchange-Traded Note (ETN). The note is traded on the NYSE Arca Exchange with ticker YGRO and linked to the Yorkville MLP Distribution Growth Leaders LiquidSM PR Index. The relevant coupon information is provided below. For additional information about the exchange traded note, please visit  www.rbcusnotes.com/etns.

Ticker	ETN Name	Valuation Date	Ex-Date	Record Date	Payment Date	Coupon Amount	Payment Schedule	Current Yield (annualized)*
YGRO	RBC Yorkville MLP Distribution Growth Leaders ETN	5/15/2015	5/27/2015	5/29/2015	6/8/2015	$0.18281	Quarterly	4.32%

* The Current Yield (annualized) equals the current quarterly Coupon Amount multiplied by four in order to annualize the coupon amount, divided by the closing price of the note on the Valuation Date.

The ETN provides access to the return of the 25 MLPs exhibiting the highest distribution growth among liquid MLPs. The RBC Yorkville MLP Distribution Growth Leaders exchange traded notes are senior, unsecured debt securities issued by RBC that are linked to the return of the Yorkville MLP Distribution Growth Leaders Liquid PR Index.

The RBC Yorkville MLP Distribution Growth Leaders ETN pays a variable quarterly coupon linked to the cash distributions, if any, on the respective underlying index constituents, less investor fees and withholding taxes, if any. Variations in the amount of quarterly distributions may lead to large variations in the current yield as calculated above. As such, the current yield is not necessarily indicative of future coupon payments, if any, on the ETN.

For additional information on RBC’s ETNs, please visit www.rbcusnotes.com/etns. The ETNs may not be suitable for all investors.

About RBC
Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 39 other countries. For more information, please visit rbc.com.

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Disclaimer

The ETNs are senior unsecured notes issued by RBC, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in the ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of RBC. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the pricing supplement, prospectus supplement and prospectus for the ETNs. This material is issued by RBC or an affiliate thereof. Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through RBC Capital Markets, LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

The ETNs are sold only in conjunction with the relevant offering materials. RBC has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, RBC, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

The Yorkville MLP Distribution Growth Leaders LiquidSM PR Index (the “Index”) is the exclusive property of Yorkville Capital Management LLC (the “Index Provider”). The Index Provider and the Index name are service mark(s) of Index Provider or its affiliates and have been licensed for use for certain purposes by RBC. The Index is calculated by Solactive AG (“Solactive”), which is not affiliated or under common control with Index Provider. The ETNs are not sponsored, endorsed, or promoted by Index Provider or Solactive, and neither Index Provider nor Solactive bear any liability with respect to the ETNs. The pricing supplement contains a more detailed description of the relationship the Index Provider has with RBC and the ETNs. No purchaser, seller or holder of the ETNs, or any other person or entity, should use or refer to any Index Provider trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting the Index Provider to determine whether the Index Provider’s permission is required. Under no circumstances may any person or entity claim any affiliation with the Index Provider without the prior written permission of the Index Provider.

For further information, please contact:

U.S.
Lauren Hopkinson, Royal Bank of Canada, 212-428-5464

Canada
Elyse Lalonde, Royal Bank of Canada, 416-842-5635